[REUNION LETTERHEAD]




March 24, 2000

Mr. Steven C. Duvall
Assistant Director
Securities and Exchange Commission
450 Fifth Street
Stop 4-4
Washington, D.C. 20549

                          Re:   Chatwins Group, Inc.
                          File Number: 033-63274
                          CIK No. 0000906275
                          Post-Effective Amendment No. 6 to Form S-1

Dear Mr. Duvall,

     Please withdraw from registration Post-Effective Amendment No. 6 to Form S-1 of Chatwins Group, Inc. filed on March 17, 2000 to deregister the common stock of Chatwins Group, Inc. All of the common stock of Chatwins Group, Inc. registered by the S-1 have been sold pursuant to the S-1 making deregistration unnecessary.

     If you have any questions, please do not hesitate to contact me at (412) 885-5505.

Sincerely,


/s/ Joseph C. Lawyer
--------------------
Joseph C. Lawyer
President and Chief Operating Officer (Reunion Industries, Inc.)
Former President and Chief Executive Officer (Chatwins Group, Inc.)